June 21, 2019

David L. Edgar
Controller and Acting Chief Financial Officer
OptimumBank Holdings, Inc.
2477 East Commercial Blvd.
Fort Lauderdale, FL 33308

       Re: OptimumBank Holdings, Inc.
           Revised Preliminary Proxy Statement on Schedule 14A
           Filed June 13, 2019
           File No. 000-50755

Dear Mr. Edgar:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Revised Preliminary Proxy Statement filed June 13, 2019

Proposal No. 2, page 15

1. We note your revisions in response to comment 2. Please also disclose the aggregate value of the 301,778 shares of common stock issued in exchange for the 694 Trust
      Preferred Securities based on the trading price of your common stock on the date they were issued.
Proposal No. 3, page 19

2. We note your revisions on page 18, however you do not appear to have disclosed Mr.
      Gubin's substantial interest in the transfer of any of the currently outstanding Trust
      Preferred Securities, nor do you appear to have disclosed the substantial interest that
      Messers Gubin, Klein and Zwelling have in participating in the exchange offer. This disclosure appears required by Item 5 of Schedule 14A as Messers Gubin, Klein and
      Zwelling are all members of your Board of Directors. In particular, we note your
 David L. Edgar
OptimumBank Holdings, Inc.
June 21, 2019
Page 2
      disclosure that the Purchaser currently has no agreement as to the terms on which it may transfer any Trust Preferred Securities to any other party. It appears to us that disclosure of such terms is required by Schedule 14A. Revise to disclose each party's substantial interest in the contemplated transactions, provide us with your detailed explanation why you do not believe Messers Gubin, Klein and Zwelling have a substantial interest in
      Proposals 2, 3 or 4, or explain why you believe that shareholders are not entitled to this information. We may have additional comments after reviewing your response.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or Erin Purnell,
Staff Attorney, at (202) 551-3454 with any other questions.



                                                             Sincerely,
FirstName LastNameDavid L. Edgar
                                                             Division of
Corporation Finance
Comapany NameOptimumBank Holdings, Inc.
                                                             Office of
Financial Services
June 21, 2019 Page 2
cc:       Tom Cookson, Esq.
FirstName LastName